Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of TC PipeLines GP, Inc.

General Partner of TC PipeLines, LP:

We consent to the use of our report dated February 21, 2019, with respect to the consolidated balance sheets of TC PipeLines, LP and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 10-K of TC PipeLines, LP, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

(signed) KPMG LLP

Houston, Texas

February 5, 2020